UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CORCEPT THERAPEUTICS INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

218352102
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
800 El Camino Real, Suite 220
Menlo Park, CA  94025
(650) 854-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2009
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Capital Partners, LLC

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	10,784,150[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	10,784,150[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,784,150

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	20.73%[3]

(14)	Type of reporting person (See Instructions)	OO

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 8,522,732 shares of Common Stock and warrants to purchase 2,261,418 shares of Common Stock.
3.
The percentage was calculated based upon 52,024,624 shares of common stock, as follows: according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, 48,880,051 shares of Common Stock were issued and outstanding as of November 7, 2008 and 883,155 shares of Common Stock were issued by the Issuer on November 11, 2008, and 2,261,418 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	10,784,150[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	10,784,150[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,784,150

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	20.73%[3]

(14)	Type of reporting person (See Instructions)	PN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 8,522,732 shares of Common Stock and warrants to purchase 2,261,418 shares of Common Stock.
3.
The percentage was calculated based upon 52,024,624 shares of common stock, as follows: according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, 48,880,051 shares of Common Stock were issued and outstanding as of November 7, 2008 and 883,155 shares of Common Stock were issued by the Issuer on November 11, 2008, and 2,261,418 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	10,784,150[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	10,784,150[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,784,150

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	20.73%[3]

(14)	Type of reporting person (See Instructions)	PN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 8,522,732 shares of Common Stock and warrants to purchase 2,261,418 shares of Common Stock.
3.
The percentage was calculated based upon 52,024,624 shares of common stock, as follows: according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, 48,880,051 shares of Common Stock were issued and outstanding as of November 7, 2008 and 883,155 shares of Common Stock were issued by the Issuer on November 11, 2008, and 2,261,418 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Patrick G. Enright

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	17,500[2]

(8)	Shared Voting Power	10,784,150[3]

(9)	Sole Dispositive Power	17,500[2]

(10)	Shared Dispositive Power	10,784,150[3]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,801,650

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	20.76%[4]

(14)	Type of reporting person (See Instructions)	IN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.
Consists of options to purchase 70,000 shares of Common Stock issued to the Reporting Person.  The first 17,500 shares of Common Stock underlying the options vest on April 1, 2009.  Thereafter, the options vest in 36 monthly increments of 1,458.33 shares of Common Stock.  The Reporting Person shares pecuniary interest in the shares underlying the options with other individuals pursuant to a contractual relationship.  In addition, the Reporting Person may confer with the other Reporting Persons covered by this Amendment No. 1 prior to making any decisions relating to the voting or disposition of the options or the shares underlying the options.  The Reporting Person disclaims beneficial ownership in the shares underlying the options except as to the Reporting Person’s pecuniary interest in such shares.

3.	Consists of 8,522,732 shares of Common Stock, warrants to purchase 2,261,418 shares of Common Stock.
4.
The percentage was calculated based upon 52,042,124 shares of common stock, as follows: according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, 48,880,051 shares of Common Stock were issued and outstanding as of November 7, 2008 and 883,155 shares of Common Stock were issued by the Issuer on November 11, 2008, 2,261,418 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons and 17,500 shares of common stock underlying stock options held by Mr. Enright that will vest within 60 days of the date this Amendment No. 1 is filed with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP NO. 218352102

(1)	Name of Reporting Persons	Juliet Tammenoms Bakker

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	10,784,150[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	10,784,150[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,784,150

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	20.73%[3]

(14)	Type of reporting person (See Instructions)	IN

1.	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2.	Consists of 8,522,732 shares of Common Stock and warrants to purchase 2,261,418 shares of Common Stock.
3.
The percentage was calculated based upon 52,024,624 shares of common stock, as follows: according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, 48,880,051 shares of Common Stock were issued and outstanding as of November 7, 2008 and 883,155 shares of Common Stock were issued by the Issuer on November 11, 2008, and 2,261,418 shares of Common Stock are issuable upon the exercise of the warrants held by the Reporting Persons.

Introductory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2008 (the “Original Schedule 13D”).  All capitalized terms used but not defined herein shall have the meanings set forth in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

On March 25, 2008, LVP used $10,000,000 of investment funds provided to LVP by its investors to acquire 3,530,450 shares of Common Stock, and warrants to purchase an additional 1,765,225 shares of Common Stock (the “Original Warrants”) pursuant to a Securities Purchase Agreement dated March 14, 2008 (the “Purchase Agreement”), between the Issuer and the purchasers listed on the Schedule of Purchasers attached thereto.  The Purchase Agreement and the terms and conditions contained therein are more fully described in the Issuer’s Current Report on Form 8-K filed on March 20, 2008.

On November 11, 2008, LVP acquired 349,425 shares of Common Stock from the Issuer, for no additional cash consideration, pursuant to an Amendment to the Registration Rights Agreement dated November 11, 2008 in full satisfaction of cash liquidated damages owed to LVP under that certain Registration Rights Agreement dated as of March 14, 2008.  The shares of Common Stock were valued at $1.45 per share, the closing market price of the Common Stock on the NASDAQ Capital Market on November 11, 2008.

On February 6, 2009, LVP used $3,186,137.50 of investment funds provided to LVP by its investors to acquire from Paperboy Ventures LLC (“Paperboy”), a shareholder of the Issuer, 4,551,625 shares of Common Stock and warrants to purchase 486,443 shares of Common Stock.  On the same date, LCA used $63,862.50 of investment funds provided to LCA by its investors to acquire from Paperboy, 91,232 shares of Common Stock and warrants to purchase 9,750 shares of Common Stock.  The warrants purchased by LVP and LCA on February 6, 2009 are referred to in this Amendment No. 1 as the “Secondary Warrants,” and collectively with the Original Warrants, the “Warrants.”  The securities were acquired in units, each unit consisting of one share of Common Stock and warrant coverage of 10.69%.  The purchase price per unit was $0.70 and was allocated between the Common Stock and the Secondary Warrants as follows: $0.687 per share of Common Stock and $0.013 for each Secondary Warrant to purchase 10.69% of a share of Common Stock (representing a warrant purchase price of $0.125 per share of Common Stock underlying each Secondary Warrant).  The aggregate purchase price paid by LVP and LCA for all of the securities was $3,250,000.  Paperboy participated in the transaction of March 25, 2008 and all of the Secondary Warrants purchased by LVP and LCA were issued to Paperboy in connection with that transaction.  The Secondary Warrants have the same terms and conditions of the Original Warrants issued to LVP on March 25, 2008.

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The purpose of the acquisition of all of the shares of Common Stock and the Warrants by the Reporting Persons is general investment purposes.  In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Amendment No. 1, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as of November 7, 2008, there were 48,880,051 shares of Common Stock issued and outstanding and on November 11, 2008, the Issuer issued an additional 803,155 shares of Common Stock.  LVP is the record holder of 8,431,500 shares of Common Stock and Warrants to purchase 2,251,668 shares of Common Stock, and LCA is the record holder of 91,232 shares of Common Stock and Warrants to purchase 9,750 shares of Common Stock, representing, in the aggregate, approximately 20.73% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA.  LVP and LCA reallocate their holdings of securities among themselves and may be deemed to hold securities on an aggregated basis.  Longitude Capital, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them.  The Reporting Individuals are each managing members of Longitude Capital, and share the decision making power of Longitude Capital.  Patrick G. Enright of holds options to purchase 70,000 shares of Common Stock; the first 17,500 shares vest on April 1, 2009 and, thereafter, 1,458.33 shares vest monthly.  Mr. Enright shares pecuniary interest in the shares underlying the options with other individuals pursuant to a contractual relationship.  Mr. Enright disclaims beneficial ownership in the shares underlying the options except as to Mr. Enright’s pecuniary interest in such shares.

(b)  LVP, LCA and Longitude Capital have shared power to vote and dispose of 10,784,150 shares of Common Stock (giving effect to the shares of Common Stock underlying the Warrants).  Patrick G. Enright and Juliet Tammenoms Bakker, managing members of Longitude Capital, may be deemed to have shared voting and dispositive power with respect to such shares.  Mr. Enright holds sole voting power with respect to 70,000 shares of Common Stock underlying options issued to Mr. Enright.

(c)  On February 6, 2009, LVP used $3,186,137.50 of investment funds provided to LVP by its investors to acquire from Paperboy 4,551,625 shares of Common Stock and warrants to purchase 486,443 shares of Common Stock.  On the same date, LCA used $63,862.50 of investment funds provided to LCA by its investors to acquire from Paperboy, 91,232 shares of Common Stock and warrants to purchase 9,750 shares of Common Stock.  The acquisitions were effected in a private transaction between Paperboy, LVP, LCA and others.  The aggregate purchase price paid by LVP and LCA for all of the securities was $3,250,000.  Except as disclosed in this Amendment No. 1, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Issuer registered the shares of Common Stock sold and issued on March 25, 2008 in connection with the Purchase Agreement (including the Shares underlying the Original Warrants) for resale under the Securities Act of 1933, as amended.

In accordance with the Purchase Agreement, the Issuer agreed to take all necessary acts to have one designee of LVP nominated for election to the Issuer’s Board of Directors, subject to compliance with relevant Nasdaq rules and regulations and subject to the approval of such nominee by the Nominating and Corporate Governance Committee of the Issuer’s Board of Directors.  This obligation shall terminate if at any time LVP beneficially owns less than 5% of the Issuer’s issued and outstanding Common Stock (including shares of Common Stock issuable upon exercise of warrants), and in such case, the Board member nominated by LVP shall resign from the Board.  In accordance with this obligation, the Company appointed Patrick G. Enright to the Board as of the closing of the offering set forth in the Purchase Agreement.  The Issuer also agreed to maintain Directors’ and Officers’ liability insurance in an amount reasonably acceptable to LVP to the extent such coverage is available on terms that are commercially acceptable to the Issuer’s Board of Directors and consistent with industry practice.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  February 9, 2009

LONGITUDE VENTURE PARTNERS, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
	Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

		By:	LONGITUDE CAPITAL PARTNERS, LLC
		Its:	General Partner

By:	/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
	Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member